UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549-1004





                               FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58


             For the quarterly period ended December 31, 1998





                           Northeast Utilities
                   ------------------------------------
                   (Name of registered holding company)





                     Selden Street, Berlin, CT. 06037
                 ----------------------------------------
                 (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000








                           GENERAL INSTRUCTIONS

A. Use of Form

         1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

         2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

         3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

         4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

         1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

         2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

         This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.).
         A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

         As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.








ITEM 1 - ORGANIZATION CHART

--------------------------------------------------------------------------------
Instructions
------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
--------------------------------------------------------------------------------


Name of Reporting Company - Select Energy, Inc.
                            100% owned by Northeast Utilities

Energy or gas-related company - Energy-related company

Date of organization -  September 26, 1996

State of Organization - Connecticut

Percentage of Voting Securities Held - 100% by Northeast Utilities

Nature of Business - Invest in energy-related activities

Activities during the reporting period -
Select Energy, Inc. is a retail energy services and power marketing company. Select Energy received approval from the Federal Energy Regulatory Commission to become a competitive wholesale power marketer effective December 1, 1998. As a result, Select Energy provides both wholesale and retail energy, and energy services.

Select Energy participates in retail pilot programs and open-access retail electricity markets in the Northeast. In addition, Select markets natural gas and develops and markets energy-related products and services in order to enhance its core electricity service and customer relationships. These services include energy services, productivity, business and financial, and residential services. Select Energy is a registered electricity supplier in the states of Rhode Island, Massachusetts, New Hampshire, New York and Pennsylvania.








ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------

Company Issuing Security - None

Type of Security Issued - None

Principal Amount of Security - None

Issue or Renewal - None

Cost of Capital - None

Person to Whom Security was Issued - None

Collateral Given With Security - None

Consideration Received for Each Security - None

Company Contributing Capital - Northeast Utilities

Company Receiving Capital - Select Energy, Inc.

Amount of Capital Contribution - $21,050,000








ITEM 3 - ASSOCIATE TRANSACTIONS

------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to
Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.



Reporting               Associate
Company                 Company      Types of
Rendering               Receiving    Services                Total Amount
Services                Services     Rendered                   Billed
----------------------- ------------ --------------          -------------
                                                              (Thousands
                                                              of Dollars)
NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.


                                                               Total Amount
                                                                  Billed*
Associate                Reporting
Company                  Company       Types of                  Three months
Rendering                Receiving     Services                      ended
Services                 Services      Rendered                December 31, 1998
-----------------------  ------------  --------------          -----------------
                                                               (Thousands of
                                                                   Dollars)

Northeast Utilities      Select        Marketing services and
 Service Company         Energy, Inc.   new product development       6,108
                                       Security deposits              2,500
                                       Purchased power                1,709
                                       Financing Fees                 1,250
                                       Customer billing
                                        system development              710
                                       Legal services                   113
                                       Miscellaneous                    442
                                                                  -------------
                                             Total                  $12,832
                                                                  =============


Public Service Company   Select        Marketing services                14
 of New Hampshire        Energy, Inc.  Power sales agreement            866
                                                                  -------------
                                             Total                     $880
                                                                  =============



* "Total Amount Billed" is direct costs only.








ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 12/31/98  $5,633,249      line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          844,987      line 2

Greater of $50 million or line 2                     844,987      line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                 4,797
                                                  -----------
   Total current aggregate investment                  4,797      line 4
                                                  -----------

Difference between the greater of $50 million or
 15% ofcapitalization and the total aggregate
  investment of the registered holding company
   system                                           $840,190      line 5
                                                  ===========


Investments in gas-related companies:
------------------------------------
                             NONE

Total current aggregate investment:
 (categorized by major line of
  gas-related business):
                                                        -
                                                  -----------
   Total current aggregate investment                  $0
                                                  ===========








ITEM 5 - OTHER INVESTMENTS

-----------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-----------------------------------------------------------------------------

Major Line   Other           Other
of Energy-   Investment      Investment
Related      in Last         in This         Reason for Difference
Business     U-9C-3 Report   U-9C-3 Report   in Other Investment
----------   -------------   -------------   ---------------------


NONE





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
-------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of December 31, 1998
     Income Statement-Three months and twelve months ended December 31, 1998

   Northeast Utilities (PARENT):
     4th quarter not required




B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 *   Northeast Utilities Service Company (NUSCO) Service Contract dated as of October 7, 1996 between NUSCO and NUSCO Energy Partners, Inc.

6.B.1.2 **  Bulk Power Supply Service Agreement dated as of May 27, 1996, between Public Service Company of New Hampshire (PSNH) and PSNH Energy.

6.B.1.3 *** Retail Competition Pilot Program Service Agreement dated as of
            June 12, 1996 between PSNH and PSNH Energy.

6.B.1.4     Amendment to Bulk Power Supply Service Agreement dated as of
            May 29, 1998 between Public Service Company of New Hampshire and Select Energy, Inc.

6.B.1.5 Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, and Select Energy, service under Tariff No. 6, effective
            June 1, 1998.

6.B.1.6 Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, and Select Energy, service under Tariff No. 7, effective
            June 1, 1998.

The above exhibits 6.B.1.1, 6.B.1.2 and 6.B.1.3 were filed along with Form U-9C-3 for the quarter ended June 30, 1997. Exhibits 6.B.1.4, 6.B.1.5 and 6.B.1.6 were filed along with Form U-9C-3 for the quarter ended June 30, 1998.


6.B.1.7 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).


-------------------
* NUSCO Energy Partners, Inc. changed its name to Select Energy, Inc.

** Select Energy, Inc. subsequently acquired PSNH Energy's interest in these contracts.

*** PSNH Energy was a trade name of NUSCO Energy Partners, Inc. and is a trade name of Select Energy, Inc.


6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

            Mr. Robert J. Murphy
            Executive Secretary
            Department of Public Utility Control
            10 Franklin Square
            New Britain, CT  06051

            Ms. Mary L. Cottrell, Secretary
            Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
            Boston, MA  02202

            Mr. Thomas B. Getz
            Executive Director and Secretary
            State of New Hampshire
            Public Utilities Commission
            8 Old Suncook Road, Building One
            Concord, NH  03301-7319








SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                  December 31,
                                                      1998
                                                  -------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Fixed Assets:
  Work in progress                               $       1,096

Other Investments:
  Special Deposits                               $       2,647

Current Assets:
  Cash                                           $           1
  Receivables, net                                      25,011
  Taxes receivable                                       9,337
                                                  -------------
                                                        34,349
                                                  -------------
Deferred Charges:
  Accumulated deferred income taxes                         70
  Other                                                    682
                                                  -------------
                                                           752
                                                  -------------


       Total Assets                              $      38,844
                                                 ==============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares                    $        -
  Capital surplus, paid in                              21,051
  Retained earnings                                    (16,254)
                                                 --------------
    Total capitalization                                 4,797
                                                 --------------

Current Liabilities:
  Accounts payable                                      26,151
  Accounts payable to associated companies               7,778
  Other                                                    118
                                                 --------------
                                                        34,047
                                                 --------------

    Total Capitalization and Liabilities         $      38,844
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.









SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                    Three Months     Twelve Months
                                        Ended            Ended
                                    December 31,     December 31,
                                        1998             1998
                                   --------------   --------------
                                       (Thousands of Dollars)

Operating Revenues                 $      27,179    $      29,254
                                   --------------   --------------
Operating Expenses:
  Operation
      Purchased power - energy            21,203           22,467
      Other                               14,259           26,920
  Maintenance                                 11               29
  Federal and state income taxes          (3,028)          (7,832)
  Taxes other than income taxes              260              812
                                   --------------   --------------
       Total operating expenses           32,705           42,396
                                   --------------   --------------
Operating Loss                            (5,526)         (13,142)


Other Deductions, net                        (25)            (227)
                                   --------------   --------------
Net Income (Loss)                  $      (5,551)   $     (13,369)
                                   ==============   ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.








                         Northeast Utilities
                         Select Energy, Inc.


                    Notes to Financial Statements


1.  About Northeast Utilities

    Northeast Utilities (NU) is the parent company of the Northeast
    Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire
    (PSNH) and Western Massachusetts Electric Company (WMECO).   Another
    wholly owned subsidiary, North Atlantic Energy Corporation (NAEC), sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant to PSNH under two life-of-unit, full cost recovery contracts.
    A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), is also engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

    Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

    Charter Oak Energy, Inc. (COE), HEC Inc. (HEC), Mode 1 Communications, Inc, (Mode 1), and Select Energy, Inc. (Select Energy), are other NU system companies which engage in a variety of activities.

    Directly and through subsidiaries, COE has an investment in a foreign utility company as permitted under the Energy Policy Act of 1992. This investment is accounted for on an equity basis based upon COE's level of participation. NU has put COE up for sale.

    HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers. Mode 1 and Select Energy develop and invest in telecommunications and in energy-related activities, respectively.

    During the first quarter of 1999, NU established three new subsidiaries:
    NU Enterprises, Inc., Northeast Generation Company and Northeast Generation Services Company. Directly or through multiple subsidiaries, these entities will engage in a variety of energy-related activities, including the acquisition and management of non-nuclear generating plants. Also, as of January 4, 1999, NU transferred three subsidiaries, Select Energy, HEC and Mode 1 to NU Enterprises, Inc.

2.  About Select Energy, Inc.

    NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy, Inc. Select Energy received approval from the Federal Energy Regulatory Commission to become a competitive wholesale power marketer effective December 1, 1998.

    Select Energy serves as a vehicle for participation in retail pilot competition programs and open-access retail and wholesale electric markets in the Northeast and other areas of the country as appropriate. In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service and customer relationships. Select Energy has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency and load management services.

3.  Public Utility Regulation

    NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

4.  Presentation

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

5.  New Accounting Standards

    SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement becomes effective for the NU system companies on January 1, 2000, and will require derivative instruments used by the NU system companies to be recognized on the balance sheets as assets or liabilities at fair value. The NU system uses derivative instruments for hedging purposes. The accounting for these hedging instruments will depend on which hedging classification each derivative instrument falls under, as defined by SFAS 133, offset by any changes in the market value of the hedged item.

    Based on the derivative instruments which currently are being utilized by NU system companies to hedge some of their fuel-price and interest rate risks, there will be an impact on earnings upon adoption of SFAS 133 which management cannot estimate at this time.

    In November 1998, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The Task Force determined in its consensus that when an operation's activities are considered to be trading activities, its energy trading and risk-management contracts should be marked to market with the gains and losses included in earnings. The consensus on this Issue is effective for financial statements issued for years beginning after December 15, 1998. Management has determined that EITF 98-10 currently has no effect on its financial statements.

6.  Special Deposits

    Special deposits include amounts representing collateral posted by the company should Select Energy become delinquent in payments under its various power purchase and sales agreements. The balance of special deposits on Select's balance sheets at December 31, 1998 was approximately $2.5 million.









                  QUARTERLY REPORT OF SELECT ENERGY, INC.

                            SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: March 29, 1999
                  -----------------------------